SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Electronic Arts Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to a video on YouTube, available at https://www.youtube.com/watch?v=qcJ1re4McuI&feature=youtu.be&t=692]

[This reference is to an article from PCGames Insider, available at  https://www.pcgamesinsider.biz/news/71347/ctw-group-slams-ea-exec-pay/]

[This reference is to an article from MSN.com, available at https://www.msn.com/en-us/money/companies/electronic-arts-executive-pay-draws-fire-from-proxy-advisers/ar-BB16YBrp?ocid=st]